Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed April 24, 2007
Registration Statement No. 333-132868
Zions Bancorporation
Free Writing Prospectus Dated April 27, 2007
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation (“Zions”) filed with the Securities Exchange Commission (the “SEC”) on April 24, 2007 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
     On April 24, 2007, Dow Jones Newswires published an article regarding Zions, the full text of which is reproduced below. The information set forth in the article was not prepared by Zions and, with the exception of the statements and acknowledgements attributed directly to Mr. Evan Hill in the 6th, 10th and 12th paragraphs of the article, constitutes the author’s opinion, which is not necessarily endorsed or adopted by Zions.
     For purposes of clarification, the valuation of $8.57 attributed to Mr. Evan Hill in the 10th paragraph of this article was based on a hypothetical valuation, assuming that the valuation of $7.50 per ESOARS™ Unit arrived at during last year’s ESOARS™ auction reflected a 12.5% discount for pre-vesting forfeitures. The auction may have assigned a value other than $7.50 had Zions’ 2006 Series of ESOARS™ included a payment mechanism designed to compensate investors for pre-vesting forfeitures, but such value cannot be known.
Zions Prepares New Derivative Auction For Option Accounting
By Ed Welsch, Of DOW JONES NEWSWIRES
     Zions Bancorporation (ZION) on Tuesday took a step toward implementing a unique market-based accounting system to calculate the value of employee stock options.
     Zions filed with the Securities and Exchange Commission to sell in a May auction up to 98,770 Esoars, a derivative security designed to mimic the value of employee stock options.
     Ever since the SEC required companies to record the expense of stock option grants to employees, companies have complained that standard accounting methods overstate the value of those options.
     Zions proposes to use a real-life market to establish a value for its options, rather than the Black-Scholes mathematical model used by most companies. If Zion’s system succeeds this year, the Salt Lake City-based bank plans to market it to other companies.
     Last June, 57 individual and institutional investors placed online bids for Esoars, or Employee Stock Option Appreciation Rights Securities. The value of an Esoars is tied to the value that the market expects Zions employees realize from exercising a stock option.
     Zions issued 936,024 options last year to 121 of its more than 10,000 employees, and auctioned a tenth as many Esoars, said Evan Hill, a Zions vice president who helped to develop Esoars. Zions’ options vest in three years and expire in seven years.
     During last year’s auction, bidders arrived at a price for Esoars that valued options at $7.50 each — a price well below the about $12.65-per-option expense that the company would’ve recorded under the Black-Scholes model for the options.

     The SEC gave its approval to Zions’ system after last year’s test, but asked the company to tweak its method and take steps to prevent a server crash like the one that interrupted last year’s auction during the final half-hour, when bidding was fiercest.
     The SEC also asked Zions to provide a way to compensate Esoars holders for pre-vesting forfeiture. About 12.5% of Zions’ employee options were forfeited last year — employees who forfeit their options because they leave the company, for example, negatively affect the price of the Esoars.
     Hill said that adding a protection for pre-vesting forfeiture last year would’ve increased the price of the Esoars, and the auction would have assigned a value to the options of $8.57 each.
     This year’s auction will take place on the weekend after it grants options on May 4, a Friday. Last year the auction took place nearly two months after the options were granted, when the exercise price of the options was above the price of Zions’ stock.
     Hill said the share decline and the server crash compromised the auction, but that “The SEC signed off on the process and the security design, not on the number that came out.” Hill declined to speculate on what price the system will yield this time.
—Ed Welsch, Dow Jones Newswires; 202-862-1356; edward.welsch@dowjones.com
(END) Dow Jones Newswires
04-24-07 1900ET
Copyright (c) 2007 Dow Jones & Company, Inc.
Forward-Looking Statements
     In addition to historical information, this free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the timing and benefits of the proposed auction. Such statements encompass Zions’ beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “should,” “likely” and similar expressions identify forward-looking statements. All forward-looking statements included in this communication are made as of the date hereof and are based on information available to Zions as of such date. Zions assumes no obligation to update any forward-looking statement. Risk factors, cautionary statements and other conditions which could cause actual results to differ from management’s current expectations are contained in Zions’ filings with the SEC, including the section of Zions’ preliminary prospectus supplement dated April 24, 2007, entitled “Risk Factors.”
     The issuer has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875.